Exhibit 99.117

FOR IMMEDIATE RELEASE

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Fire & Flower Expands Third-Party Gift Card Program to Additional Retail Locations including Circle K Stores in Ontario, Alberta and Saskatchewan

Toronto, Ontario (January 25, 2021) – Fire & Flower Holdings Corp. (TSX: FAF OTCQX: FFLWF) today announced that shoppers looking to give the gift of choice can now purchase Fire & Flower gift cards at additional third-party retailers including almost 300 Circle K locations in Ontario, Alberta and Saskatchewan.

Fire & Flower gift cards are sold in Fire & Flower locations and select third-party retailers. This expansion of Fire & Flower gift card availability provides greater opportunities for customers to share the gift of cannabis in a convenient way. Fire & Flower gift cards are redeemable at any Fire & Flower location as well as online at https://fireandflower.com for Fastlane click-and- collect orders.

“Fire & Flower gift cards reflect our continued investment in our relationship with our consumers,” said Trevor Fencott, Chief Executive Officer of Fire & Flower. “Each gift card represents a sincere moment of connection between our customers and someone who is close to them. Our commitment to digitally enabled and convenient retail experiences is an important part of our strategy as a tech-enabled, differentiated brand retailer.”

The gift card market continues to grow in Canada. Recent market research reveals that over 70% of Canadians are still buying their gift cards in-store, either from a large, diversified retail store or their merchant of choice. Customers who use gift cards frequently spend more than their value.

Fire & Flower gift cards are available in denominations from $25 to $100. A full list of the locations for gift cards, can be found at the company’s website at https://fireandflower.com.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer. The Company guides consumers through the complex world of cannabis through education-focused, best-in- class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp., through wholly owned subsidiaries,owns and operates cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory under the Fire & Flower, Friendly Stranger, Happy Dayz and HotBox brands.

Through its strategic investment with Alimentation Couche-Tard Inc. the Company has set its sights on the global expansion as new cannabis markets emerge.

For More Information Contact:

Investor Relations

investorrelations@fireandflower.com

1-833-680-4948

Media Relations

media@fireandflower.com

780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.